September 24, 2019

Richard A. Wright
President and Chief Executive Officer
Alkaline Water Company Inc.
14646 N. Kierland Blvd., Suite 255
Scottsdale, AZ 85254

       Re: Alkaline Water Company Inc.
           Registration Statement on Form S-3
           Filed September 23, 2019
           File No. 333-233899

Dear Mr. Wright :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott M. Anderegg, Staff Attorney at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products